July 9, 2024

VIA EDGAR TRANSMISSION

Office of Energy & Transportation

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	P.A.M. Transportation Services, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed June 7, 2024
File No. 000-15057

Ladies and Gentlemen:

The following is the response of P.A.M. Transportation Services, Inc. (the “Company”) to the comment contained in the letter from the Office of Energy & Transportation (the “Staff”) to Mr. Lance Stewart, dated June 25, 2024. For convenient reference, this response letter duplicates the text of the enumerated Staff comment, as well as the headings contained in the Staff’s letter.

Preliminary Proxy Statement on Schedule 14A

Proposal Three – Approval of the Redomestication of the Company to the State of Nevada by Conversion, page 43

1.	We note that Proposal Three seeks approval of redomestication of the Company from a corporation organized under the laws of the State of Delaware to a corporation organized under the laws of the State of Nevada. We also note that approval of the redomestication includes approval of an increase in the authorized shares of the common stock of the Company from 50,000,000 shares to 100,000,000 shares. Please provide your analysis as to why you are not required to unbundle this proposal and provide shareholders with separate votes regarding these changes. Please refer to Rule 14a-4(a)(3) of Regulation 14A and Question 101.02 to Exchange Act Rule 14a-4(a)(3) Questions and Answers of General Applicability (Unbundling under Rule 14a-4(a)(3) Generally), available on our website.

Response:

The Company acknowledges the Staff’s comment. In light of the referenced guidance in Question 101.02 to Exchange Act Rule 14a-4(a)(3), the Company intends to revise its proxy materials to include separate proposals for shareholder approval of the redomestication of the Company to the State of Nevada and the increase in the authorized shares of the Company’s common stock from 50,000,000 shares to 100,000,000 shares. This change will be reflected in a revised Preliminary Proxy Statement on Schedule 14A to be filed by Company with the Securities and Exchange Commission. We will notify the Staff when the revised Preliminary Proxy Statement has been filed.

If you have any questions or require further information, please do not hesitate to contact me at (479) 361-5532.

Sincerely,

/s/ Lance Stewart

Lance Stewart

Chief Financial Officer

cc:	Via E-mail
Courtney C. Crouch, III, Esq.
Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C.